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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

02 2021

Washington, DC

SEC FILE NUMBER
8-36997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Atlantic Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Barrett Drive, Suite 100
(No. and Street)

Raleigh (City) North Carolina (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Glover Jr 919-783-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue (Address) Raleigh (City) NC (State) 27609 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James B Glover jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Atlantic Securities, Inc, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Teresa Guess
NOTARY PUBLIC
Johnston County, NC
My Commission Expires October 27, 2022

[signature]
Notary Public

[signature]
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Supplemental Information

December 31, 2020 and 2019

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information on pages 12-15 has been subjected to audit procedures performed in conjunction with the audit of Company's consolidated financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2003.

Raleigh, North Carolina
February 25, 2021

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Financial Condition

December 31, 2020 and 2019

	2020	2019
Assets		
Current assets:		
Cash and cash equivalents	$ 818,752	669,771
Receivable from clearing corporation	12,827	22,357
Other receivables	134,374	93,483
Prepaid expenses	6,032	6,057
Total current assets	971,985	791,668
Furniture and equipment, net	9,829	13,291
	$ 981,814	804,959
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable to non-customers	4,000	4,000
Accrued commissions and other payables	572,931	280,304
Total current liabilities	576,931	284,304
Deferred tax liability	2,000	3,000
Total liabilities	578,931	287,304
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $0.10 par value; 1,000 shares authorized; issued and outstanding, 450 shares in 2020 and 2019	45	45
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued	-	-
Additional paid-in capital	61,993	61,993
Accumulated other comprehensive gain	-	-
Retained earnings	340,845	455,617
Total stockholders' equity	402,883	517,655
	$ 981,814	804,959

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2020 and 2019

	2020	2019
Revenues:		
Securities commissions	$ 701,014	$ 701,650
Commissions on sales of investment company shares	1,433,991	1,634,880
Commissions on sales of insurance	1,464,664	1,398,135
Registered investment advisor income	2,138,974	1,826,271
Gain on sale of investments	-	7,350
Other	96,847	11,598
	5,835,490	5,579,884
Expenses:		
Commissions	4,161,990	4,059,696
Salaries and benefits	951,383	908,212
Clearing charges	412,496	375,397
Professional fees	126,817	49,014
Legal settlements	100,000	-
Payroll taxes	44,671	42,905
Taxes and licenses	36,222	18,329
Rent	33,096	33,096
Office supplies	14,326	16,482
Telephone	10,376	11,194
Email service	8,504	8,775
Subscriptions	7,032	7,762
Travel and entertainment	6,207	13,140
Depreciation	5,877	5,491
Miscellaneous	2,252	10,071
	5,921,249	5,559,564
Income from operations	(85,759)	20,320
Interest income	1,587	5,185
Income before provision for income taxes	(84,172)	25,505
Provision for income taxes	(600)	(5,750)
Comprehensive income	$ (84,772)	19,755

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2020 and 2019

	Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of December 31, 2018	$ 45	61,993	4,660	485,862	552,560
Dividends paid	-	-	-	(50,000)	(50,000)
Sale of marketable securities	-	-	(4,660)	-	(4,660)
Comprehensive income	-	-	-	19,755	19,755
Balance as of December 31, 2019	$ 45	61,993	-	455,617	517,655
Dividends paid	-	-	-	(30,000)	(30,000)
Comprehensive income	-	-	-	(84,772)	(84,772)
Balance as of December 31, 2020	$ 45	61,993	-	340,845	402,883

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2020 and 2019

		2020	2019
Cash flows from operating activities:			
Net income	$	(84,772)	19,755
Adjustments to reconcile net income			
to net cash (used in) provided by operating activities:			
Depreciation		5,877	5,491
Deferred income taxes		(1,000)	(1,000)
Realized gain on marketable securities		-	(7,350)
Changes in operating assets and liabilities:			
Receivables		(31,361)	9,569
Prepaid expenses and other current assets		25	1,985
Accrued commissions and other liabilities		292,627	(42,710)
Net cash provided by (used in) operating activities		181,396	(14,260)
Cash flows used in investing activities -			
Proceeds from sale of investments		-	27,451
Purchases of furniture and equipment		(2,415)	(6,902)
Net cash (used in) provided by operating activities		(2,415)	20,549
Cash flows used in financing activities:			
Dividends paid		(30,000)	(50,000)
Net cash used in financing activities		(30,000)	(50,000)
Net increase (decrease) in cash and cash equivalents		148,981	(43,711)
Cash and cash equivalents, beginning of year		669,771	713,482
Cash and cash equivalents, end of year	$	818,752	669,771
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	7,364	16,566

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a registered investment advisor. The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from investment advisory services.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling insurance products of New York-based companies. As of December 31, 2020 and 2019, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses, net of deferred taxes if material, are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. Commissions owed to the Company from the clearing broker have been recorded as receivable from clearing corporation.

Other Receivables

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to ten years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Advertising

Advertising and related costs are expensed as incurred.

Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820-10 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority.

Level 1 Fair Value Measurements

The fair values of equity securities are based on quoted market prices and are, therefore, classified as Level 1.

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and unrealized losses on marketable securities. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Revenue Recognition and Disaggregation of Revenue

Security commission revenue is recognized based on the transaction date per the trade confirmation.

Commissions on sales of investment company shares and insurance revenue is recognized when the commissions are paid at settlement of the transaction per the stated amounts in the prospectus. Revenue from mutual fund and annuity 12b-1 fees are recognized over time as they are paid monthly or quarterly based on average daily assets under management (AUM), per amount in the prospectus.

Registered investment advisory income revenue is recognized over time as earned over the period in which investment management and advisory services are provided. While advisory contracts are long-term in nature, the performance obligations are generally satisfied daily based on AUM, in accordance with such management agreements.

All revenue recognized in the consolidated statements of income and comprehensive income is considered to be revenue from contract with customers. The vast majority of revenue is determined based on average assets and is earned daily or monthly or is transactional and is earned on the trade date. As such, revenue from remaining performance obligations is not significant.

(3) Revenue Recognition and Disaggregation of Revenue, Continued

The following table depicts the disaggregation of revenue by major source:

Securities commissions	$	701,014
Registered investment advisor income		2,138,974
Commissions on sales of investment company shares		
12b-1 fees on investment company shares		1,165,331
Front end fees on investment company shares		268,660
		1,433,991
Commissions on sales of insurance		
12b-1 fees on investment company shares		1,253,402
Front end fees on insurance		211,262
		1,464,664
Performance obligations satisfied over time		4,557,707
Performance obligations satisfied at a point in time		1,180,936
Total disaggregated revenue from contracts with customers		5,738,643
Gain on sale of investments		-
Other		96,847
Total revenues	$	5,835,490

(4) Marketable Securities

As of December 31, 2019, all marketable securities were sold and a realized gain of $7,350 was recognized.

(5) Furniture and Equipment

Furniture and equipment consist of the following:

		2020	2019
Computer equipment	$	45,753	53,632
Furniture and other equipment		12,314	23,272
		58,067	76,904
Less accumulated depreciation		(48,238)	(63,613)
	$	9,829	13,291

(6) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, and 2019, the Company's net capital was $331,324 and $450,353, respectively, $281,324 in excess of its required net capital of $50,000 in 2020 $400,353 in excess of its required net capital of $50,000 in 2019. The Company's ratio of aggregate indebtedness to net capital was 1.75 to 1 and .64 to 1 as of December 31, 2020 and 2019, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(7) Related Party Transactions

Other receivables include $3,171 as of December 31, 2020 and 2019 due from two officers. Accrued commissions and other payables include $173,251 and $121,147, respectively, as of December 31, 2020 and 2019, for commissions due to brokers who also hold an ownership interest in the Company.

See note 10 concerning the office space lease with a company related by common ownership.

(8) Commitments and Contingencies

The Company is occasionally involved in lawsuits in the normal course of business. The Company maintains insurance to reduce the risk associated with customer claims. Management, after consultation with outside legal counsel, accrued a loss contingency at December 31, 2020 totaling $100,000. This accrual was included in legal settlements on the income statement. The Company expects to be reimbursed for settlement costs and associated professional fees from various sources, but has not yet been notified of reimbursement. The accrual will be adjusted as amounts are paid by or reimbursed to the Company during 2021.

The Company has a clearing agreement with one brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm. The minimum level of commissions was met in both 2020 and 2019.

The Company is required by the clearing firm to maintain clearing deposits under the current clearing contract totaling $25,000 as of December 31, 2020 and 2019.

(9) Income Taxes

The provision for income taxes consists of the following:

		2020			2019		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	-	(1,000)	(1,000)	5,000	(800)	4,200
State		600	-	600	750	(200)	550
	$	600	(1,000)	(400)	5,750	(1,000)	4,750

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 21% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred tax liability arises primarily from timing differences of different depreciation methods for property and equipment.

(10) Leases

The Company began leasing office space from a company affiliated by common ownership during 2005, for which there is no formal rental arrangement. During 2020 and 2019, the Company paid rent totaling $39,696 to this company.

Total rental expense for 2020 and 2019 was $33,096, respectively, which is net of sublease rental income of $6,600, respectively.

(11) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash and money market funds maintained with one brokerage firm totaling $199,538 and two banks totaling $511,219 and $107,518. As of December 31, 2020, amounts in excess of FDIC limits totaled $261,219. Accounts receivable are described in note 2. The Company believes there is minimal credit risk relative to its cash investments and accounts receivable.

(12) Benefit Plan

The Company has adopted a SIMPLE IRA Plan whereby employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees under the age of 50 and over the age of 50 may contribute a percentage of their compensation up to $13,500 and $16,500, respectively, per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2020 and 2019 was $20,014 and $18,478, respectively.

(13) Paycheck Protection Program

In April 2020, the Company received approval for a loan from the Small Business Administration under the Paycheck Protection Program, which authorizes forgivable loans to small businesses to pay their employees during the COVID-19 crisis (see note 10). This loan, in the amount of $86,580, was forgiven by the lender in December 2020 after the loan proceeds were used to cover payroll and certain other allowed costs over a 24-week and certain other conditions are met. The principal amount forgiven, along with forgiven accrued interest of $581, was recognized in other income.

(14) Impact of COVID-19

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 (COVID-19) outbreak a pandemic. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's operations, financial condition and cash flows.

(15) Subsequent Events

The date to which events occurring after December 31, 2020, the date of the most recent consolidated statement of financial condition, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 25, 2021 the date the consolidated financial statements were available to be issued.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020 and 2019

		2020	2019
Net Capital			
Total stockholders' equity	$	402,883	517,655
Deduct non-allowable assets:			
Receivable from non-customers and prepaid expenses		57,719	49,661
Furniture and equipment, net		9,829	13,291
		67,548	62,952
Net capital before haircuts on securities positions		335,335	454,703
Haircuts on securities:			
Investment securities - exempted		-	-
Investment securities - other		4,011	4,350
		4,011	4,350
Net capital	$	331,324	450,353
Aggregate Indebtedness			
Items included in statement of financial condition:			
Accounts payable to non-customers		4,000	4,000
Accrued commissions and other payables		574,931	283,304
	$	578,931	287,304

(Continued)

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2020 and 2019

		2020	2019
Computation of Basic Net Capital Requirement			
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$	38,595	19,154
Minimum dollar net capital requirement of reporting broker (B)	$	50,000	50,000
Net capital requirement-greater of (A) or (B)	$	50,000	50,000
Excess net capital	$	281,324	400,353
Excess net capital at 1000% (Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirement)	$	271,324	390,353
Ratio of aggregate indebtedness to net capital		1.75	0.64
Reconciliation with Company's Computation			
Net capital, as reported in Company's FOCUS report (unaudited), amended	$	331,324	450,353
Audit adjustments		-	-
Net capital per above	$	331,324	450,353

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020 and 2019

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Information Relating to the Possession or Control Requirements
Under Rule 5c3-3 of the Securities and Exchange Commission

December 31, 2020 and 2019

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

Batchelor, Tillery & Roberts, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mid-Atlantic Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2021

Mid-Atlantic Securities, Inc.

Exemption Report

Mid-Atlantic Securities, Inc. is a registered broker-dealer subject to SEC Rule 17a-5. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2020, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

The Company met the identified exemption provision throughout the most recent fiscal year without exception.

James B. Glover, Jr.
Treasurer

February 25, 2021

4001 Barrett Drive, Suite 100 • Raleigh, North Carolina 27609 • 919-783-7787

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Mid-Atlantic Securities, Inc. (the "Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2021

MID-ATLANTIC SECURITIES, INC.

Schedule of Assessments and Payments

Year ended December 31, 2020

General assessment for 2020	$	3,783
Less:		
Payment applied July 22, 2020		1,881
Payment on February 26, 2021		1,902
Balance due on March 2, 2021	$	-